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May 8, 2002



Mr. Roger Schwall
Assistant Director, Natural Resources
Securities and Exchange Commission
450 Fifth St., NW
Mail Stop 0-5
Washington, DC 20549-1004

TEXAS STANDARD OIL COMPANY
CIK: 0001138588
Commission File No. 333-76552: Application for Withdrawal
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Dear Mr. Schwall:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Texas Standard Oil Company (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-4, Commission File No. 333-76552, together with all exhibits and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the SEC on January 10, 2002, Amendment No. 1 was filed with the SEC on March 4, 2002, and Amendment No. 2 was filed with the SEC on April 3, 2002. The Registration Statement was declared effective by the SEC on April 4, 2002. Pursuant to the Registration Statement, the Registrant proposed to register shares of its Common Stock, $0.01 par value per share (the "Shares"), to be exchanged for every 20 units of beneficial interest (the "Units") tendered by record holders of Units of the Freeport-McMoRan Oil and Gas Royalty Trust, a Texas trust (the "Exchange Offer").

The Exchange Offer was conditioned upon holders of Units representing at least 50% of the total outstanding Units validly tendering and not withdrawing their Units prior to 5:00 p.m. on May 6, 2002 (the "Expiration Date"). This condition was not satisfied. According to Securities Transfer Corporation, the exchange agent for the Exchange Offer, 4,461,064 Units were tendered prior to the Expiration Date, constituting approximately 29.8% of the 14,975,390 outstanding Units. Therefore, the Exchange Offer has lapsed in accordance with its terms and the Registrant will not exchange any Common Stock for Units tendered prior to the Expiration Date. No securities have been sold under the Registration Statement. Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.
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May 8, 2002
Page 2


If you have any questions regarding the foregoing application for withdrawal, please contact Guy Young or Daniel Lloyd at Haynes and Boone, LLP, legal counsel to the Registrant in connection with the Registration Statement, at (713) 547-2081 or (713) 547-2085, respectively.

Sincerely,

Texas Standard Oil Company


By: /s/ Timothy M. Roberson
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        Timothy M. Roberson, Chief Executive
        Officer and President